SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated February 12, 2003, announcing that France Telecom denies that it is studying the sale of Wanadoo’s English and Spanish subsidiaries

www.francetelecom.com

Press Release

France Telecom denies studying the sale of Wanadoo’s English and Spanish subsidiaries.

Paris, February 12, 2003—France Telecom denies the information published this morning by the French Daily “Le Figaro” saying that “France Telecom is studying the sale of Wanadoo’s subsidiaries in the United Kingdom and Spain”.

There is no divestiture planned neither for Freeserve, nor for Wanadoo Spain.

Press Contact:

Nilou du Castel nilou.ducastel@francetelecom.com	Tel. : +33 (0)1 44 44 93 93

France Telecom Corporate Communication Information Department	6 Place d’Alleray 75505 Paris cedex 15 France	Phone : +33 1 44 44 22 22 Fax : +33 1 44 44 80 34

SA au capital de 4 098 463 604 - 380 129 866 RCS Paris

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 13, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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